                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

(Mark One)

X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
_    1934 [NO FEE REQUIRED]
     for the fiscal year ended December 29, 2002 or

_ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from __________ to __________

COMMISSION FILE NUMBER 1-14989

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                            WESCO INTERNATIONAL, Inc.
                          225 West Station Square Drive
                                    Suite 700
                       Pittsburgh, Pennsylvania 15219-1122

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
CONTENTS
DECEMBER 29, 2002 AND 2001
--------------------------------------------------------------------------------
                                                                         PAGE(S)

REPORT OF INDEPENDENT ACCOUNTANTS...........................................1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits.............................2

Statement of Changes in Net Assets Available for Benefits...................3

Notes to Financial Statements.............................................4-8

SUPPLEMENTAL SCHEDULE

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year).........9-12

Exhibits...................................................................13

Signature..................................................................13

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Investment and Administrative Committees of
WESCO Distribution, Inc. Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the "Plan") at December 29, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 29, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
------------------------------

Pittsburgh, Pennsylvania
May 9, 2003

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 29, 2002 AND 2001
--------------------------------------------------------------------------------

                                               2002             2001

Investments (Notes 2 and 6)                $191,073,232     $217,692,266
Receivables
  Employee contributions                        347,809          474,098
  Employer matching contributions               144,346          173,606
  Accrued interest                               22,592           21,067
                                           ------------     ------------
     Net assets available for benefits     $191,587,979     $218,361,037
                                           ============     ============




   The accompanying notes are an integral part of these financial statements.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 29, 2002
--------------------------------------------------------------------------------

ADDITIONS
Employee contributions                                           $ 11,840,826
Employee rollovers                                                    317,654
Employer contributions                                              3,894,201
                                                                 ------------
                                                                   16,052,681
Interest and dividend income                                          455,056
                                                                 ------------
        Total additions                                            16,507,737
                                                                 ------------

DEDUCTIONS
Distributions to withdrawing participants, at fair value           18,511,398
Net depreciation from registered investment companies              20,061,499
Net depreciation from common/collective trust funds                 4,123,049
Net depreciation from stock funds and self-directed accounts          584,849
                                                                 ------------
        Total deductions                                           43,280,795
                                                                 ------------
        Net decrease                                               26,773,058

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                                 218,361,037
                                                                 ------------
End of year                                                      $191,587,979
                                                                 ============















   The accompanying notes are an integral part of these financial statements.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 2002 AND 2001
--------------------------------------------------------------------------------

1. MAJOR FEATURES OF THE PLAN

      WESCO Distribution, Inc. Retirement Savings Plan (the "Plan") was established as of February 28, 1994 (date of inception). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the "Company") and participants in the Plan. At the date of inception, all funds held by the prior plans related to the transferred employees were transferred to the Plan.

      The Plan covers the current employees of the Company and those former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.

      The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Under the Plan, participants may elect to make contributions on a tax deferred basis in the form of a payroll deduction ("Tax Deferred Contributions") ranging from 1 percent up to the lesser of 15 percent of their compensation or $11,000. In addition, employees may elect to make contributions on an after-tax basis in the form of a payroll deduction ("After-Tax Contributions") ranging from 1 percent up to the lesser of 15 percent of their compensation or $11,000. The $11,000 may be adjusted in future years by the Internal Revenue Service. The sum of the Tax Deferred Contributions and the After-Tax Contributions cannot exceed 15 percent of the participant's compensation. Subject to limitation, the Company will make contributions ("Regular Company Contributions") in an amount equal to 50 percent of a participant's total monthly contributions up to a maximum of 6 percent. In addition, the Company may, at the Board of Directors' discretion, make a profit sharing contribution ("Company Profit Sharing Contribution") to the Plan provided certain predetermined profit levels are attained. The Company did not make a Profit Sharing Contribution for the year ended December 29, 2002.

      Participants are fully vested in the value of their contributions and related investment income at all times and vest in their allocated share of employer contributions according to the following schedule:


      Less than three years of service                             0%
      Three years of service                                      33%
      Four years of service                                       66%
      Five or more years of service                              100%

      In conjunction with a leveraged recapitalization of the Company all active employees as of June 5, 1998 became fully vested.

      Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to employment with the Company, or to reduce employer contributions in accordance with the plan document. Total forfeitures that reduced employer contributions in 2002 were approximately $413,000

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 2002 AND 2001
--------------------------------------------------------------------------------

      Eleven options were available for investment of contributions to the Plan as of December 29, 2002. A brief description of the investment options is as follows:



                 FUND                                  DESCRIPTION

      American Express Trust Income       Fixed income fund that invests
      Fund II exclusively in American Express Trust Income Fund I, which invests in a diversified pool of insurance and bank investment contracts and book value investment contracts of varying maturity size and yield to preserve principal and income

      American Express Trust Equity       Diversified corporate stock fund that
      Index Fund I                         seeks to achieve a return as close as
                                           possible to the Standard and Poor's
                                           500 Stock Index

      AXP Selective Fund                  Investment grade bond fund that seeks
                                           current income and preservation of
                                           capital

      American Balanced Fund              Broadly diversified fund that invests
                                           in securities and bonds for the
                                           preservation of capital, current
                                           income and long-term growth of
                                           capital and income

      AXP New Dimension Fund              Common stock fund that seeks
                                           companies showing potential for
                                           significant growth for long-term
                                           growth of capital

      PIMCO Opportunity Fund              Common stock fund that seeks
                                           companies with small equity
                                           capitalization to achieve capital
                                           appreciation

      Templeton Foreign Fund              Aggressive long-term capital growth
                                           fund that invests in common stocks of
                                           companies outside the United States

      American Century Value Fund         Long-term capital growth fund that
                                           invests in securities that its
                                           management believes are undervalued
                                           at the time

      MFS Value Fund                      Diversified fund that invests in
                                           income-producing equities,
                                           fixed-income securities, and foreign
                                           securities

      WESCO International Stock Fund      Fund that invests in the stock of
                                           WESCO International, Inc.

      Self-Directed Brokerage Account     Account that provides participants
                                           access to a wide range of common
                                           stocks and mutual funds beyond those
                                           available through the Plan.

      In addition, participant account balances transferred from the prior plans may remain invested in the Viacom (formerly "CBS Corporation") Pooled Stock Fund, although no future contributions may be invested in the Viacom Pooled Stock Fund. Investment income earned by the Viacom Pooled Stock Fund is invested in the American Express Trust Income Fund II in accordance with the plan document. As a result of the initial public offering of WESCO International, Inc., participants were also given the option to invest in the WESCO International Stock Fund effective July 1, 1999.

      An account is maintained for each participant, which is credited with the participant's contributions and an allocation of Company contributions and plan earnings. Allocations are based on participant

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 2002 AND 2001
--------------------------------------------------------------------------------


      contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from that participant's account.

      The Investment Committee and the Administrative Committee of the Company's Board of Directors administer the Plan. Reference should be made to the Prospectus, "What Does Your Future Hold?", for additional information on the Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ACCOUNTING PRINCIPLES
      The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The following are the significant accounting policies followed by the
      Plan:

      BASIS OF ACCOUNTING
      The accounting records of the Plan are maintained on the accrual basis of accounting.

      INVESTMENT VALUATION AND INCOME RECOGNITION
      Investments are carried at fair value in the accompanying financial statements. Investments in registered investment companies, common/collective trust funds and common stocks are valued by the trustee based on market values of all assets in the funds' securities portfolio and the number of units in the funds owned by the Plan. Investments in the Viacom Pooled Stock Fund and WESCO International Stock Fund are valued at quoted market prices. Participant loans are valued at cost which approximates fair value.

      Purchases and sales of securities are recorded on a settlement date basis. Dividends are recorded on the ex-dividend date.

      NET APPRECIATION (DEPRECIATION) IN VALUE OF INVESTMENTS

      The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) in common/collective trusts, registered investment companies, Viacom and WESCO International stock and other common stocks.

      USE OF ESTIMATES
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

      RISKS AND UNCERTAINTIES
      The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 2002 AND 2001
--------------------------------------------------------------------------------

      OTHER
      Administrative expenses, excluding participant loan setup fees, distribution fees and hardship withdrawal fees, are paid by the Company and, therefore, are not expenses of the Plan.

      Benefits are recorded when paid.

3.    TAX STATUS

      By a favorable determination letter dated January 31, 1996, the Internal Revenue Service (IRS) has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, is exempt from federal income taxes under provisions of Section 501(a). On December 27, 2002, the Plan filed its current plan document with the IRS to obtain a new determination letter. The Company has not received a response from the IRS. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

4.    EMPLOYEE LOANS

      Participants are permitted to borrow against a portion of their vested account balance within the prescribed limitations and pursuant to nondiscriminatory rules established by the Administrative Committee. Each loan is to be repaid over a period not to exceed five years.

      The interest rate applied to employee loans is established each month by the Administrative Committee at 1 percent above the PNC Bank prime interest rate. The interest rate on new loans ranged between 5.3 percent and 6.0 percent for the period December 30, 2001 to December 29, 2002. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant's individual account. Loans of approximately $2,692,000 were made from the Plan and loan principal repayments of approximately $2,894,000 were received by the Plan for the year ended December 29, 2002. Interest of approximately $437,000 was received by the Plan for the year ended December 29, 2002 related to employee loans.

5.    PLAN TERMINATION

      Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100 percent vested in their accounts, and all vested assets shall be distributed to such participants in accordance with the terms of the Plan, or in such other manner, not inconsistent with the requirements of any applicable law or regulation, as the Company may in its sole discretion determine.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 2002 AND 2001
--------------------------------------------------------------------------------

6.    INVESTMENTS

      Investments representing 5 percent or more of the net assets available for benefits as of December 29, 2002 and 2001 were as follows:

                                                          2002            2001

       American Express Trust Income Fund II          $60,815,296     $55,526,062
       American Express Trust Equity Index Fund I      21,667,895      30,435,480
       American Balanced Fund                          21,022,392      23,810,287
       AXP New Dimension Fund                          35,539,734      49,893,506
       PIMCO Opportunity Fund                          10,596,247      15,655,044

7.    RELATED PARTY TRANSACTIONS

      Certain investments of the Plan are mutual funds managed by American Express. The trustee of the Plan is American Express Trust Company and, therefore, these transactions qualify as party-in-interest transactions.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN  25-1723345, PLAN NUMBER 001
DECEMBER 29, 2002                                           SCHEDULE H, LINE 4i
-------------------------------------------------------------------------------

                                                                                          FAIR
ISSUER                                        DESCRIPTION                                 VALUE
American Express Trust                 American Express Trust Income
   Company*                               Fund II                                      $60,815,296
American Express Trust                 American Express Trust Equity
   Company*                               Index Fund I                                  21,667,895
American Express Financial*            AXP Selective Fund                                8,068,246
American Funds                         American Balanced Fund                           21,022,392
American Express Financial*            AXP New Dimension Fund                           35,539,734
PIMCO Funds                            PIMCO Opportunity Fund                           10,596,247
Templeton Group                        Templeton Foreign Fund                            5,378,663
American Century Investments           American Century Value Fund                       8,564,999
MFS Family of Funds                    MFS Value Fund                                    1,139,303
Viacom                                 Viacom Pooled Stock Fund                          7,846,934
WESCO International, Inc.*             WESCO International Stock Fund                    3,868,215
Participant Loans*                     5.3% - 10.5%, due at various dates                5,628,226
ABB Ltd. Adr                           Common Stock                                         16,245
AES Corp.                              Common Stock                                            190
AOL Time Warner Inc.                   Common Stock                                          3,682
APW Limited                            Common Stock                                              1
AT&T Wireless Services                 Common Stock                                            611
Active Link Comm Inc.                  Common Stock                                            245
Adobe Systems Inc.                     Common Stock                                          5,036
Advanced Micro Devices, Inc.           Common Stock                                          4,566
Altera Corp.                           Common Stock                                          1,224
Amazon Com Inc.                        Common Stock                                          1,245
American Century Investments           American Century Equity Income Fund                   9,343
American Century Investments           American Century Cap Portfolio Fund                   8,982
Amgen                                  Common Stock                                          2,180
Applied Materials, Inc.                Common Stock                                          3,786
Art Technology Inc.                    Common Stock                                            118
Artemis Intl Solutions Corp.           Common Stock                                             21
BT Funds                               BT Investment Fund                                   15,062
Berger Funds                           Berger Mid Cap Growth Fund                            5,212
Berkshire Hathaway Inc.                Common Stock                                          2,419
Berwyn Group                           Berwyn Income Fund                                   25,704
Big Dog Holdings Inc.                  Common Stock                                            247
Boeing Co.                             Common Stock                                          3,880
Brandywine Funds                       Brandywine Mid-Cap Growth Fund                       24,312
Brazos Mutual Funds                    Brazos Micro Cap Y Fund                               3,309
Budget Group Inc.                      Common Stock                                          4,599
CTS Corp.                              Common Stock                                            796
Calpine Corp.                          Common Stock                                            442
Centerpoint Energy Inc.                Common Stock                                          1,625
Chiral Quest Inc.                      Common Stock                                             91

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN  25-1723345, PLAN NUMBER 001
DECEMBER 29, 2002                                           SCHEDULE H, LINE 4i
--------------------------------------------------------------------------------

ISSUER                                 DESCRIPTION                                       VALUE

Cisco Systems Inc.                     Common Stock                                      3,643
Comdisco Holding Company Inc.          Common Stock                                        164
Corning Inc.                           Common Stock                                        786
DCH Technology Inc.                    Common Stock                                         27
Walt Disney Co.                        Common Stock                                      2,402
Dodge & Cox Funds                      Dodge & Cox Balanced Fund                        18,719
Dynegy Inc. Class A                    Common Stock                                      1,040
Earthshell Corp.                       Common Stock                                        945
Eclipse Funds                          Eclipse Balanced Fund                            18,799
Enron Corp.                            Common Stock                                          6
Entrx Corp.                            Common Stock                                         82
Ericcson LM Telephone Co.              Common Stock                                         68
Federal Mogul Corp.                    Common Stock                                      1,199
Ford Motor Co.                         Common Stock                                        958
Fremont Investment Advisors            Fremont U.S. Micro-Cap Fund                       8,292
Gabelli Funds                          Gabelli Gold Fund                                 9,905
Gabelli Funds                          Gabelli Small Cap Growth Fund                     8,961
Gabelli Funds                          Gabelli Growth Fund                               4,357
Genetech Inc.                          Common Stock                                      2,005
General Electric                       Common Stock                                      1,482
General Motors                         Common Stock                                      1,279
Genesis Microchip Inc.                 Common Stock                                     23,083
Genetronics Biomedical Ltd.            Common Stock                                      1,680
Global Crossing Ltd.                   Common Stock                                         47
Goodyear Tire & Rubber                 Common Stock                                        660
Halliburton Co.                        Common Stock                                      3,128
Home Depot Inc.                        Common Stock                                      3,566
ICN Pharmaceuticals, Inc.              Common Stock                                      1,130
Icon Funds                             Icon Information Technology Fund                  6,995
Intel Corp.                            Common Stock                                      7,134
Interliant Inc.                        Common Stock                                          2
JDS Uniphase Corp.                     Common Stock                                      5,020
Janus Funds                            Janus Growth and Income Fund                      8,446
Kmart Corp.                            Common Stock                                      1,210
Kaire Holdings Inc.                    Common Stock                                         14
Krispy Kreme Doughnuts Inc.            Common Stock                                      6,600
LTV Corp.                              Common Stock                                         12
LSI Logic Corp.                        Common Stock                                      1,015
LA Quinta Corp.                        Common Stock                                     43,456
Leap Wireless International Inc.       Common Stock                                         25
MTR Gaming Group Inc.                  Common Stock                                        321
McData Corp. Class B                   Common Stock                                        578
Medical Action Industries, Inc.        Common Stock                                      3,242
Meridian Funds                         Meridian Value Fund                               4,531

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN  25-1723345, PLAN NUMBER 001
DECEMBER 29, 2002                                           SCHEDULE H, LINE 4i
--------------------------------------------------------------------------------

                                                                                        FAIR
ISSUER                                  DESCRIPTION                                     VALUE

Metro One Telecommunications, Inc.     Common Stock                                        161
Microsoft Corp.                        Common Stock                                      7,363
Microtone Inc.                         Common Stock                                        163
Motorola Inc.                          Common Stock                                      1,710
Neuberger Berman                       Neuberger Berman Genesis Trust Fund               4,868
Net Bank Inc.                          Common Stock                                      2,805
Nextel Communications Inc.             Common Stock                                        604
Nisource Inc.                          Common Stock                                        212
Nokia Corp.                            Common Stock                                      3,888
Nortel Networks Corp. New              Common Stock                                         65
Novatel Wireless, Inc.                 Common Stock                                        126
N2H2 Inc.                              Common Stock                                         17
Nvidia Corp.                           Common Stock                                        478
Oakmark Funds                          Harris Associates Oakmark I Fund                  8,445
Oracle Corp.                           Common Stock                                      9,711
Owens Corning Comm                     Common Stock                                        135
PCM Global Health D                    Common Stock                                      4,546
PNC Financial Services Group           Common Stock                                      5,252
Panera Bread Co. Class A               Common Stock                                      4,237
Paychex Inc.                           Common Stock                                      5,472
Philip Morris Cos                      Common Stock                                      2,066
Photoworks, Inc.                       Common Stock                                         13
Pimco Funds                            Pimco Total Return Fund                           9,379
Polymedica Corp.                       Common Stock                                     41,491
Purchase Pro.Com Inc.                  Common Stock                                          -
Quadramed Corporation                  Common Stock                                        354
Qualcomm Inc.                          Common Stock                                      5,591
RBB Family                             RBB Boston Partners Mid Cap Value Fund            7,439
RBB Family                             RBB Boston Partners Large Capital Value Fund      4,235
Ralcorp. Holdings Inc.                 Common Stock                                      1,225
Real Networks Inc.                     Common Stock                                        378
Reliant Resources Inc.                 Common Stock                                     12,735
T Rowe Price Funds                     T Rowe Price Capital Appreciation Fund           14,825
T Rowe Price Funds                     T Rowe Price GNMA Fund                            4,621
RSA Sec. Inc.                          Common Stock                                        599
Shaw Group Inc.                        Common Stock                                      1,639
Siebel Systems                         Common Stock                                      1,140
Solomon Alliance Group                 Common Stock                                         40
Sprint Corp. PCS Group                 Common Stock                                        452
Storage Com                            Common Stock                                        840
Savvis Communications Corp.            Common Stock                                         40
Starrett L S Company                   Common Stock                                        845

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN  25-1723345, PLAN NUMBER 001
DECEMBER 29, 2002                                           SCHEDULE H, LINE 4i
--------------------------------------------------------------------------------

                                                                                         FAIR
ISSUER                                 DESCRIPTION                                       VALUE

Sun Microsystems Inc.                  Common Stock                                      3,900
Taiwan Semiconductor
   Manufacturing Co.                   Common Stock                                        558
Take-2 Interactive Sft                 Common Stock                                      2,403
Tellabs Inc.                           Common Stock                                      1,412
Teragloralcom Corp.                    Common Stock                                          -
Texas Instruments Inc.                 Common Stock                                      3,058
Torch Offshore, Inc.                   Common Stock                                      5,200
Triquint Semiconductor Inc.            Common Stock                                        662
Tyco International Ltd                 Common Stock                                        607
USG Corporation                        Common Stock                                      1,736
Ultra Petroleum Corp.                  Common Stock                                     14,400
United Energy Corp.                    Common Stock                                     31,200
US AIR Group                           Common Stock                                        671
Uromed Corp.                           Common Stock                                          1
VA Software Corporation                Common Stock                                      1,030
Vanguard Group                         Vanguard Income Fund                             10,980
Vanguard Group                         Vanguard Wellesley Income Fund                   11,098
Vanguard Group                         Vanguard GNMA Portfolio Fund                      3,901
Veritas Software                       Common Stock                                        829
Wal-Mart Stores Inc.                   Common Stock                                      4,916
Muhlenkamp Fund                        Wexford Muhlenkamp Fund                           8,124
William Cos                            Common Stock                                        110
Worldcom, Inc.                         Common Stock                                        152
American Express Financial*            AXP European Equity Fund (Class Y)                6,484
Fremont Funds                          Fremont Mutual Funds Inc.                         8,292
Harbor Fund                            Harbor International Fund Inst.                  10,134
Harbor Fund                            Harbor Bond Institutional Class Fund              5,325
Oakmark Funds                          Oakmark Equity and Income Fund (1)               20,198
PIMCO Funds                            PIMCO FDS Multi Manager Ser.                      4,370
Dresdner RCM Global Investors          RCM Global Health D.                              4,546
The Reserve Funds                      Reserve Fund Inc. CL A                          223,158
Third Avenue Funds                     Third Ave Tr.                                     7,494
Thompson Plumb and Associates          Thompson Plumb Funds Inc.                         4,118
Weitz Funds                            Weitz Partners Value Fund                        11,123
Weitz Funds                            Weitz Ser. Fund Inc.                              2,500
                                                                                  ------------
                                                                                  $191,073,232
                                                                                  ============

*Denotes party-in-interest.

EXHIBITS

      The following exhibits are filed or incorporated as part of this report:

        Exhibit
        Number      Description
        -------     -----------
         23.01      Consent of PricewaterhouseCoopers LLP (filed herewith)

          99.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)




SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         WESCO DISTRIBUTION, INC.
                                         RETIREMENT SAVINGS PLAN

     Date:  June 25, 2003                By:  /s/ Stephen A. Van Oss
                                         ---------------------------
                                         Stephen A. Van Oss
                                         Chairman, Administrative Committee




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